
05044136


SEC MAIL PROCESSING
RECEIVED
NOV 29 2005
WASH. D.C.
192
SECTION

SECU SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 10/01/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Heritage Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2305 Buckminster Circle
(No. and Street)

Orlando	Florida	32803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B. Forrest Thompson 407-894-5994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carlile and Hunter, LLC
(Name – *if individual, state last, first, middle name*)

861 W. Morse Blvd, Suite 1, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 25 2006

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, B. Forrest Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Heritage Church Finance, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Jean Anderson
My Commission DD109356
Expires June 14, 2006

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN HERITAGE CHURCH FINANCE, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

CONTENTS

	Page
Independent Auditor's report	1
Financial Statements	
Balance Sheet	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Changes in Stockholders' Equity	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Notes to Financial Statements	7-9
Supplementary Information	
Computation of Net Capital	10-11

CARLILE AND HUNTER, LLC

Certified Public Accountants

861 WEST MORSE BOULEVARD, SUITE 1
WINTER PARK, FLORIDA 32789

(407) 647-1722

Independent Auditor's Report

Board of Directors
American Heritage Church Finance, Inc.
Orlando, Florida

We have audited the accompanying balance sheet of American Heritage Church Finance, Inc. as of September 30, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Heritage Church Finance, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule, Computation of Net Capital, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-A5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlile and Hunter, LLC

November 15, 2005

AMERICAN HERITAGE CHURCH FINANCE, INC.
BALANCE SHEET
SEPTEMBER 30, 2005

ASSETS

Current assets		
Cash in bank		$ 119,887
Certificates of deposit		29,296
Prepaid income taxes		89,325
Fees receivable		35,033
Income tax receivable		74,998
Total current assets		348,539
Office furniture and equipment	$ 78,335	
Less accumulated depreciation	63,535	
		14,800
Deferred income taxes (Note 3)		12,000
		375,339

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable		25,369
Accrued expenses		38,970
Total current liabilities		64,339
Stockholder's equity		
Common stock, $.05 par value, authorized, issued and outstanding 10,000 shares	$ 500	
Capital in excess of par	16,571	
Retained earnings	293,929	
		311,000
		375,339

Read notes to financial statements

AMERICAN HERITAGE CHURCH FINANCE, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Revenues		
Bond administration fees		$ 562,550
Bond commission fees		1,022,183
Other income, interest		2,714
Total revenues		1,587,447
Expenses		
Salaries	$ 163,529	
Commissions	824,395	
Audit and accounting fees	11,075	
Legal fees	252,824	
Administrative fee	275,000	
Advertising and marketing	513	
Automobile	7,252	
Write-off of note receivable	212,779	
Printing	1,609	
Depreciation	7,021	
Licenses and compliance	30,571	
Dues and fees	1,268	
Travel and entertainment	43,877	
Rent	27,601	
Office	15,825	
Telephone	24,102	
Insurance	1,937	
Postage	24,422	
Equipment rental	17,649	
Payroll taxes	17,588	
Employee benefits	13,675	
Total expenses		1,974,512
Loss before income tax benefit		(387,065)
Income taxes (Notes 1 and 3)		
Income tax benefit	74,998	
Deferred income tax benefit	60,000	
Total income tax benefit		134,998
Net loss		$ (252,067)

AMERICAN HERITAGE CHURCH FINANCE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Cash flows from operating activities		
Net loss		$ (252,067)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 7,021	
Write off of note receivable	212,779	
Decrease in fees receivable	233,573	
Increase in income tax receivable	(74,998)	
Increase in accounts payable	20,022	
Increase in deferred tax benefit	(60,000)	
Decrease in accrued expenses	(102,855)	
Decrease in income tax payable	(193,504)	
Total adjustments		42,038
Net cash provided by operating activities		(210,029)
Cash flows required by investing activities		
Purchase of office furniture and equipment		(5,808)
Payments on note receivable, related party		21,721
Net cash provided by investing activities		15,913
Net decrease in cash		(194,116)
Cash, beginning of year		343,299
Cash, end of year		$ 149,183
Supplemental disclosures		
Income taxes paid		$ 89,325
Interest paid		$ None

Read notes to financial statements

AMERICAN HERITAGE CHURCH FINANCE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2005

	Common Stock Number of Shares	Amount	Capital in Excess of Par	Retained Earnings
Balance, October 1, 2004	10,000	$ 500	$ 16,571	$ 545,996
Net loss for the year				(252,067)
Balance, September 30, 2005	10,000	500	16,571	293,929

Read notes to financial statements

AMERICAN HERITAGE CHURCH FINANCE, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Subordinated liabilities at October 1, 2004	$	-0-
Increases		-0-
Decreases		-0-
Subordinated liabilities at September 30, 2005	$	-0-

Read notes to financial statements

1. Summary of significant accounting policies

ORGANIZATION

The Company was incorporated on January 30, 1984 under the laws of the State of Florida as a broker-dealer of securities. The Company administers church bond based loan programs and assists in bond sales on commission basis, as necessary.

REVENUES AND COST RECOGNITION

Bond administration fees are recognized at the point when minimum bond programs subscriptions are met. All other revenues and expenses are accounted for using the accrual method of accounting which recognizes revenues when earned and expenses when incurred.

STATUTORY REPORTING

The Company files quarterly FOCUS reports with the SEC as required under SEC rule 17A-5, using Form X-17A-5, Part 11A.

The Company complies with the exemption under SEC rule 15c3-3 from filing a determination of reserve requirements and information relating to possession and control. This exemption is available since the Company does not put at risk any customer funds or securities.

OFFICE FURNITURE, EQUIPMENT AND DEPRECIATION

Additions to office furniture and equipment are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of 5 to 7 years.

INCOME TAXES

The Company follows the cash basis of accounting for income tax purposes which recognizes revenues when received rather than earned, and expenses when paid rather than when incurred (see Note 3).

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

The Company's sole stockholder is also the sole stockholder of American Heritage Institutional Services, Inc. The Company shares offices, employees and expenses with this corporation and provides services to some of the same customers. Payments to this related company were:

Administrative fee	$ 275,000

The Company leases office space from its sole shareholder for $27, 600 annually.

During fiscal year 2004, the Company also made a loan to The American Heritage Group Holding Company, Inc., a related company, for $234,500. During fiscal year 2005, the remaining balance of $212,779 on this note was deemed uncollectable and written off as an expense.

3. Income tax benefit

The Company records deferred income taxes resulting from the timing differences in the recognition of revenues and expenses for financial statement and income tax purposes (see Note 1). The components of the income tax benefit are as follows:

Current	$	74,998
Deferred		60,000
Total	$	134,998

The current portion of the income tax benefit resulted from net operating loss carrybacks from the Company's September 30, 2005 tax return.

4. Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to claims of general creditors at September 30, 2005.

5. Compliance with Federal Securities Laws

An examination by the U.S. Securities and Exchange Commission (SEC) is currently in progress. A final plan of action has been submitted to the SEC in response to a request for corrective action.

AMERICAN HERITAGE CHURCH FINANCE, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF SEPTEMBER 30, 2005

AMERICAN HERITAGE CHURCH FINANCE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2005

Total stockholders' equity qualified for net capital		$	311,000
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital			0
Other deductions or allowable credits			0
Total capital and allowable subordinated liabilities			311,000
Deductions and/or charges			
Non-allowable assets:			
Fees receivable	35,033		
Net office furniture and equipment	14,800		
Income tax receivable	74,998		
Prepaid income taxes	89,325		
Deferred tax asset	12,000		
			(226,156)
Net capital before haircuts on securities positions			84,844
Haircuts on securities			0
Net capital			84,844
Less required capital			(5,000)
Excess net capital		$	79,844
Aggregate indebtedness		$	64,339
Net capital		$	79,844
Ratio: Aggregate indebtedness to net capital			0.80581

AMERICAN HERITAGE CHURCH FINANCE, INC.
RECONCILIATION WITH COMPANY'S COMPUTATION
AS OF SEPTEMBER 30, 2005

Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$	76,685
Net audit adjustments		8,159
Net capital (audited) per page 11	$	84,844

CARLILE AND HUNTER, LLC

Certified Public Accountants

861 WEST MORSE BOULEVARD, SUITE 1
WINTER PARK, FLORIDA 32789

(407) 647-1722

November 15, 2005

Board of Directors
American Heritage Church Finance, Inc.
Orlando, Florida

We have audited the financial statements of American Heritage Church Finance, Inc. for the year ended September 30, 2005 and have issued our report thereon dated November 15, 2005. As part of our audit, we made a study and evaluation of the Company's systems of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exempt provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control system or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk and that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of American Heritage Church Finance, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission of the United States of America and the states in which the Company does business and should not be used for any other purpose.



CARLILE AND HUNTER, LLC
Certified Public Accountants